Filed by National Oilwell Varco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Registration No. 333-149609
Subject Company: Grant Prideco, Inc.
Commission File No.: 001-15423
The following is a press release issued on April 4, 2008 disclosing the early tender results of National Oilwell Varco’s pending exchange offer:
Contact: Clay Williams
National Oilwell Varco, Inc.
713-346-7606
For Immediate Release
National Oilwell Varco, Inc. Announces Early Tender Results of its Pending Exchange Offer Relating to 6⅛% Senior Notes due 2015 Issued by Grant Prideco, Inc.
HOUSTON, TEXAS, April 4, 2008—National Oilwell Varco, Inc. (NYSE:NOV) announced today the early tender results of its previously announced offer to exchange all properly tendered and accepted 6⅛% Senior Notes due 2015, which were previously issued by Grant Prideco, Inc., for new 6⅛% Senior Notes due 2015 issued by National Oilwell Varco. The exchange offer and related consent solicitation are being made pursuant to a prospectus dated March 20, 2008 and the related Letter of Transmittal, which set forth a more comprehensive description of the terms and conditions of the exchange offer and consent solicitation.
As part of the exchange offer, National Oilwell Varco solicited consents to amend the indenture governing the Grant Prideco notes. Grant Prideco will pay $2.50 per $1,000 principal amount of Grant Prideco notes to each holder of Grant Prideco notes that delivered the notes and did not revoke a valid consent by the consent payment deadline, so long as National Oilwell Varco accepts such consent in the exchange offer. The consent payment deadline for the consent solicitation was 5:00 p.m., New York City time, on April 3, 2008. Holders of Grant Prideco notes that have been tendered in the exchange offer may no longer revoke their consents.
As of 5:00 p.m., New York city time, on April 3, 2008, which is the consent payment deadline and the early tender date, $150,323,000 in aggregate principal amount of 6⅛% Senior Note due 2015 issued by Grant Prideco, representing approximately 86.10% of the outstanding Grant Prideco notes, had been validly tendered (and not withdrawn) in the exchange offer. The tendered Grant Prideco notes collectively satisfy the consents required to amend the indenture governing the Grant Prideco notes as described in the prospectus of National Oilwell Varco relating to the exchange offer and the consent solicitation.
The exchange offer is scheduled to expire at 9:00 a.m., New York City time, on April 21, 2008, unless extended. The exchange price for each Grant Prideco note that is validly tendered (and not validly withdrawn) on or before the consent payment deadline and that is accepted for exchange will be 100% of its principal amount. The exchange price for each Grant Prideco note tendered after the consent payment deadline but prior to the expiration of the exchange offer, and that is accepted for exchange, will be 95% of its principal amount. Each new National Oilwell Varco note issued in exchange for a Grant Prideco note will have the same interest rate, interest payment dates, redemption terms and maturity as the Grant Prideco note, and will accrue interest from the most recent interest payment date of the Grant Prideco note.
National Oilwell Varco is making the exchange offer and consent solicitation in connection with, and subject to the consummation of, the planned acquisition of Grant Prideco, Inc. by National Oilwell Varco, Inc. pursuant to the Agreement and Plan of Merger, dated December 16, 2007, among National Oilwell Varco, NOV Sub, Inc., a wholly owned subsidiary of National Oilwell Varco, and Grant Prideco. National Oilwell Varco’s obligations to complete the exchange offer and to cause Grant Prideco to make the consent payments are conditioned upon, among other things, consummation of the merger.

National Oilwell Varco has retained Goldman, Sachs & Co. to serve as dealer managers for the exchange offer and has retained Global Bondholder Services Corporation to serve as the exchange agent for the exchange offer.
Requests for documents and questions regarding the exchange offer may be directed to Goldman, Sachs & Co. at (877) 686-5059 or (212) 902-9077.
This press release is neither an offer to purchase nor a solicitation of an offer to sell the notes or any other securities. The exchange offer is made only by and pursuant to the terms of the prospectus dated March 20, 2008 and the related Letter of Transmittal. None of the Company, the dealer managers or the exchange agent makes any recommendations as to whether holders should tender their notes pursuant to the exchange offer. Holders must make their own decisions as to whether to tender notes and, if so, the principal amount of notes to tender.
Additional Information
In connection with the proposed merger, National Oilwell Varco filed a Registration Statement on Form S-4. Such registration statement includes a preliminary proxy statement of Grant Prideco, Inc. that also constitutes a preliminary prospectus of National Oilwell Varco, Inc. Grant Prideco, Inc. and its respective directors and officers may be deemed to be participants in the solicitation of proxies from its stockholders. Information about these persons can be found in Grant Prideco’s Annual Report on Form 10-K filed with the SEC, proxy statement filed with the SEC for the prior year’s annual meeting, and forms 8-K filed with the SEC since the date of filing of the Form 10-K, and additional information about such persons may be obtained from the preliminary proxy statement/prospectus and from the definitive proxy statement/prospectus when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FORM S-4 AND PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a copy of such documents when they become available, without charge, from the SEC’s web site at www.sec.gov.